UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Invesco New York Quality Municipal Securities

(Name of Issuer)

Variable Rate Muni Term Preferred Shares

(Title of Class of Securities)

46133F406

(CUSIP Number)

RBC Municipal Products, Inc.

c/o John Penn, Esq.

3 World Financial Center

200 Vesey Street

New York, New York 10281

212-858-7116

August 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

CUSIP No. 46133F406

1.	Names of Reporting Persons. Royal Bank of Canada
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) BK

CUSIP No. 46133F406

1.	Names of Reporting Persons. RBC Municipal Products, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 (this “Amendment”) amends, as set forth below, the statement on Schedule 13D, dated May 15, 2012 and filed with the SEC on May 25, 2012 (the “Original Schedule 13D”), for Royal Bank of Canada and RBC Municipal Products, Inc. (collectively, the “Reporting Persons”) with respect to the variable rate muni term preferred shares (“VMTP”) of Invesco New York Quality Municipal Securities (the “Issuer”). This Amendment is being filed as a result of the merger of the Issuer into Invesco Van Kampen Trust for Investment Grade New York Municipals (“VTN”) on August 27, 2012 (the “Merger”) pursuant to which the Reporting Persons exchanged their 136 shares of VMTP for an equal number of variable rate preferred shares of VTN.

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Original Schedule 13D. Except as otherwise provided herein, each item of the Original Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by amending and restating the first paragraph as follows:

“In connection with the Merger of the Issuer into VTN, the Reporting Persons exchanged their VMTP for an equal number of variable rate muni term preferred shares of VTN. No funds of the Reporting Persons were used in connection with the exchange of the VMTP.”

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by amending and restating the first paragraph as follows:

“In connection with the Merger of the Issuer into VTN, the Reporting Persons exchanged their VMTP for an equal number of variable rate muni term preferred shares of VTN. As a result of the Merger, the Reporting Persons no longer beneficially own any VMTP.”

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“ (a) – (b) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(c) The responses of the Reporting Persons in Item 3 and Item 4 are incorporated herein by reference.

(d) Not applicable.

(e) In connection with the Merger of the Issuer into VTN and the related exchange of VMTP for an equal number of variable rate muni term preferred shares of VTN, the Reporting Persons ceased being the beneficial owners of more than 5% of the VMTP on August 27, 2012.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“The responses of the Reporting Persons to Item 3 and Item 4 are incorporated herein by reference. As a result of the Merger all financing and voting arrangements associated with the VMTP have been terminated.”

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“Exhibit	Description of Exhibit

99.1	Joint Filing Agreement”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2012	By:	ROYAL BANK OF CANADA

		By:	/s/ Tom Smee
		Name:	Tom Smee
		Title:	Senior Vice President

		By:	/s/ Peggy Dowdall-Logie
		Name:	Peggy Dowdall-Logie
		Title:	Senior Vice President

	By:	RBC MUNICIPAL PRODUCTS, INC.

		By:	/s/ Andrew B. Sanford
		Name:	Andrew B. Sanford
		Title:	President